MIDWAY GAMES INC.
2704 West Roscoe Street
Chicago, Illinois 60618
773.961.2850 fax 773.961.2299

                      July 2, 2003

Via EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Hugh Fuller, Esq.

  Re:
  Midway Games Inc.

Dear Mr. Fuller:

        On June 26, 2003, Midway Games Inc. (the "Company") filed an Application to Withdraw Registration Statement on Form S-3 (File No. 333-69768) pursuant to Rule 477 under the Securities Act of 1933.

        The Application to Withdraw was filed in error. The Company is obligated, under a registration rights agreement, to keep the registration statement effective with respect to 123,821 shares underlying warrants.

        Please do not process the Application for Withdrawal pursuant to Rule 477.

        Thank you for your kind assistance. Please do not hesitate to contact the undersigned with any questions or comments at (773) 961-2850.

Very truly yours, MIDWAY GAMES INC.
By:	/s/ DEBORAH K. FULTON Deborah K. Fulton Senior Vice President, Secretary and General Counsel